

January 22, 2015

Via E-Mail
Erik Ostrowski
Chief Financial Officer
Summit Corporation plc
85b Park Drive
Milton Park, Abingdon
Oxfordshire OX14 4RY
United Kingdom

       Re: Summit Corporation plc
                   Amendment No. 1 to
                   Draft Registration Statement on Form F-1
                   Submitted January 13, 2015
                   CIK No. 0001599298

Dear Mr. Ostrowski:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Principal Shareholders, page 135

1. Please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

<u>Description of Share Capital, page 137</u>

2. To the extent practicable, please replace your qualifying references to the Companies Act of 2006 and "Uncertificated Securities Regulations 2001" with substantive disclosure. Your use of the term "subject to" often implies additional rights, privileges, or restrictions that are not explained in your descriptions.

   Please contact Corey Jennings in the Office of International Corporate Finance at (202) 551-3258 with any questions regarding the above comments. You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: <u>Via E-Mail</u>
        Brian A. Johnson, Esq.
        David E. Redlick, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP